EXHIBIT 99.1

XORTX Initiates Dosing of Human Subjects in the XRX-OXY-101 Clinical Trial

Bridging Pharmacokinetics Study Part 1 Recruitment Completed for XRx-008 Program for Autosomal Dominant Polycystic Kidney Disease

CALGARY, Alberta, May 03, 2022 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce that dosing of human subjects has been initiated in the XRX-OXY-101 bridging pharmacokinetics study (“PK Study”).

Successful recruitment for part 1 of this 3-part clinical trial has been completed with 32 subjects receiving study drug. Following administration of the first dose of drug, blood sampling and bioanalytical evaluation will be conducted to characterize the pharmacokinetics and bioavailability of the XRx-008 program’s novel proprietary formulations of oxypurinol for future clinical trials development. Additionally, this PK Study will provide fundamental information for the 505(b)2 filing of the XRx-008 program.

XORTX’s current conducting our clinical trial - XRX-OXY-101 - a “bridging pharmacokinetics” study. Part 1 of the study involves dosing under fasted conditions. Part 2 measures the effect of food on pharmacokinetics (PK) and Part 3 is a multiple dose PK evaluation. Safety evaluation is also an important aspect of the XRX-OXY-101 clinical trial. The study is designed to permit XORTX to characterize the safety and relative bioavailability of the XRx-008 program formulations. Knowledge gained during the conduct of this trial will provide critical guidance regarding the oral dose for our planned registration trial in autosomal dominant polycystic kidney disease (ADPKD).

About ADPKD

ADPKD is a rare disease that affects more that 10 million individuals worldwide.1,2 ADPKD is typically diagnosed based upon expansion of fluid-filled cysts in the kidneys. Over time, the increasing number and size of cysts can contribute to structural and functional changes to kidneys and is frequently accompanied by chronic pain which is a common problem for patients with ADPKD.3 Expansion of cysts is thought to compress healthy functioning tissue surrounding the cysts and contribute to further loss of kidney function, fibrosis, impaired nutrient exchange and impaired kidney function, accompanied later by end-stage renal disease.1 For individuals with progressing ADPKD, treatment recommendations include anti-hypertensive treatment, dietary restrictions, and, for a limited percentage of suitable patients, pharmacotherapy.4 New, more broadly applicable therapies to effectively slow decline of kidney function in ADPKD are needed.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX is available at www.xortx.com.

For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

The TSX Venture Exchange and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

References:

  Wiley C., Kamat S., Stelhorn R., Blais J., Analysis of nationwide date to determine the incidence and diagnosis of autosomal dominant polycystic kidney disease in the USA, Kidney Disease, 5(2): 107-117, 2019
  Bergmann C., Guay-Woodford L.M., Harris P.C., Horie S., Peters D.J., Torres V.E., Polycystic Kidney Disease, Nat Rev Dis Primers. 4(1): 50, 2018
  https://pkdcure.org/living-with-pkd/chronic-pain-management/
  Gimpel C., Bermann C., Bockenhauer D., et al., International consensus statement of the diagnosis and management of autosomal dominant polycystic kidney disease in children and young people, Nat Rev Nephrol 15(11):713-726, 2019

Forward Looking Statements

This press release may contain express or implied forward-looking statements pursuant to Canadian and U.S. Federal securities laws. These forward-looking statements and their implications are based on the current reasonable expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions or updates to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained in the Company’s most recently filed Annual Information Form and the Management Discussion and Analysis for its most recent financial reporting period filed on the Company’s SEDAR profile (www.sedar.com) and under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) available on the SEC's website, www.sec.gov.